

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2025

Wenhua Liu
Interim Chief Executive Officer
CN Energy Group. Inc.
Building 2-B, Room 206, No. 268 Shiniu Road
Liandu District, Lishui City, Zhejiang Province
The PRC

> **Re: CN Energy Group. Inc.**
> **Registration Statement on Form F-3**
> **Filed December 22, 2025**
> **File No. 333-292319**

Dear Wenhua Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Huan Lou, Esq.